Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Dinoco Oil, Inc. We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their Registration Statement (Form S1) pertaining to the registration of 200,000,000 shares of common stock of Dinoco Oil, Inc. of our Audit Report dated December 5, 2014 with respect to the financial statements of Dinoco Oil, Inc. as of May 31, 2014 and for the period December 20, 2013 (inception) through May 31, 2014. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA

Califon New Jersey

December 11, 2014